Exhibit 99.1

Altshuler Shaham Implements Sapiens’ Platform to Manage its Pension Processes

The accelerated platform will position Altshuler Shaham as a leading player in the Israeli pension funds market

Holon, Israel, May 10, 2022– Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, has announced that Altshuler Shaham Investment House, one of Israel’s fastest growing provident and pension funds, has upgraded its Life and Pensions solution, to accelerate and support its rapidly growing pension funds business. Sapiens Life and Pension platform will dramatically improve Altshuler Shaham’s business processes and operational costs. Sapiens’ platform was selected for its ability to meet Altshuler’s business needs as well as Israeli regulatory requirements.

Altshuler Shaham manages pension assets for 2.4 million customers of more than NIS 200 billion. The upgrade of its pension management platform will support its steady growth trend. The new platform addresses both the changing business needs and the requirements of Israeli regulation, and will enable the company to provide an even more flexible and efficient service for its customers. The upgrade will offer Altshuler Shaham significant improvement in streamlining the operation of pension activities.

"We are pleased to continue our fruitful cooperation with Sapiens,” said Anat Knafo Tavor, CEO of Altshuler Shaham Provident Funds and Pension. “The choice of Sapiens stemmed from its rich experience in the field of pensions and technology and in Israeli local regulations. The implementation of the system, which is currently taking place, is part of our growth strategy, and our goal is to continue to lead the pension market in Israel.”

“Sapiens is extremely pleased to be a trusted partner of Altshuler Shaham and to empower them to achieve such outstanding growth in the pension fund market. Our 40-year industry expertise demonstrates our commitment to excellence in pension fund solutions,” said Roni Al-Dor, Sapiens president and CEO.

According to Tal Sharon, Director of Sapiens Israel, "We are proud of Altshuler Shaham's choice to streamline and expand its operations with Sapiens’ advanced solutions, thus becoming a leading player in the field of pension fund management in Israel.”

Sapiens Life and Pensions solution and digital facilitation of pension claims deliver a simplified, automated and integrated process for all parties involved (the insurance company, government agencies and legal representatives). The solution offers a dramatic improvement in straight-through processing and a significant decrease in claims calls and processing times.

About Altshuler Shaham Investment House

Altshuler Shaham Investment House was established in 1990 by Gilad Altshuler and Kalman Shaham, and now incorporates a group of companies in various fields of finance. Altshuler Shaham is co-managed by two chief executives, Gilad Altshuler and Ran Shaham. Today, the investment house manages some 275 billion shekels for 1.8 clients and investors, and offers its clients a broad range of products and services, including managing investment portfolios, provident funds, study funds, pension funds and mutual funds. Altshuler Shaham also offers additional services such as retirement planning, alternative investments, trust services and foreign currency services, provided by its incorporated subsidiaries. For more information visit https://www.as-invest.co.il/en/about/about-us/

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Kimberly Rogers
Managing Director, Hayden IR
+1 541-904-5075
kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

# # #

www.sapiens.com